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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   2  )*
                                           -----


                         DATALOGIX INTERNATIONAL INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  237923107
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                                 (CUSIP Number)

                               Thomas Theodores
                  Vice President, Corporate Legal, Secretary
                          and Acting General Counsel
                              Oracle Corporation
                              500 Oracle Parkway
                        Redwood city, California 94065
                                (415) 506-7000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 1, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     This Amendment No. 2 amends and supplements the Schedule 13D relating to the beneficial ownership by Oracle Corporation, a Delaware corporation ("Oracle") and Delphi Acquisition Corporation, a former Delaware corporation and a former wholly owned subsidiary of Oracle ("Acquisition Sub"), of Common Shares, $.01 par value (including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to a Rights Agreement dated as of August 27, 1996 and amended as of September 24, 1996, between Datalogix International Inc., a New York corporation (the "Company") and The First National Bank of Boston, the "Shares"), of the Company.

ITEM 1.   SECURITIES AND ISSUER

     On January 1, 1997, in accordance with the Agreement and Plan of Merger, dated September 24, 1996, as amended October 8, 1996 (the "Merger Agreement"), by and among Oracle, the Company and Acquisition Sub, Acquisition Sub merged with and into the Company, with the Company as the surviving corporation. As a result, the Company is a wholly-owned subsidiary of Oracle. This constitutes the final amendment to the Schedule 13D with respect to the Shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 1997

                                       ORACLE CORPORATION



                                       By: /s/ DAVID J. ROUX
                                           -----------------------------------
                                       Name:  David J. Roux
                                       Title: Executive Vice President,
                                              Corporate Development

January 2, 1997

                                       DELPHI ACQUISITION CORPORATION



                                       By: /s/ DAVID J. ROUX
                                           -----------------------------------
                                       Name:  David J. Roux
                                       Title: President and Chief Financial
                                              Officer